FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October, 2005

Commission File Number: 001-31274

SODEXHO ALLIANCE, SA
(Translation of registrant’s name into English)

3, avenue Newton
78180 Montigny - le - Bretonneux
France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X              Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ____             No    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ____             No    X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ____             No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SODEXHO ALLIANCE, SA

TABLE OF CONTENTS

  Item

1.	Press release dated October 5, 2005, regarding revenues for the 2004-2005 fiscal year ended August 31, 2005.

2

Item 1

2004-2005 Revenues

• Organic growth in line with objectives: + 4.3 % increase • + 4.1 % increase in Food and Management Services, driven by Healthcare • Rapid growth in Service Vouchers and Cards: + 13.2%

Paris, October 5, 2005. SODEXHO ALLIANCE (Euronext Paris FR0000121220 - SW / NYSE:SDX), the leading global provider of food and management services, today announced revenues for the 2004-2005 fiscal year ended August 31, 2005.

Revenues by Activity French GAAP(1)

In millions of euro	2003-2004	2004-2005	Organic growth(2)	Currency(3) impact	External growth	Total change

Food and Management Services:	11,248	11,392	4.1%	-2.4%	-0.4%	1.3%
• North America	5,031	5,006	4.4%	- 4.9%	-	-0.5%
• Continental Europe	3,760	3,919	4.1%	0.1%	0.1%	4.3%
• United Kingdom and Ireland	1,351	1,303	- 2.6%	- 1.0%	-	-3.6%
• Rest of the World	1,106	1,164	10.4%	-1.2%	-3.9%	5.3%

Service Vouchers and Cards	246	280	13.2%	+0.7%	-0.4%	13.5%

TOTAL	11,494	11,672	4.3%	-2.4%	-0.4%	1.5%

(1) The transition to International Financial Reporting Standards (IFRS) will begin in FY 2005-2006, effective as of September 1, 2005
(2) Organic growth: increase in revenues at constant consolidation scope and exchange rates
(3) The US dollar declined by 5.3 % against the euro during FY 2004-2005

Fiscal 2004-2005 was a mixed year. In North America, the trend of outsourcing of services in the Healthcare and Education market continued. Some European economies deteriorated further. In the rest of the world, the Group’s markets enjoyed a more favorable climate.

At + 4.3%, organic growth exceeded the - 2.4 % negative impact from exchange rate fluctuations, for the first time in three years.

Organic growth in Food and Management Services reflects a sharp increase in the Healthcare segment (+6.2%), particularly in North America. Progress in the Education segment (+ 4.5%), benefited from the robustness of the North American university market, while in Europe, the Group favored a more selective development. Organic growth was +2.8 % in the Business & Industry segment.

In the Rest of the World, growth was strong in Asia, Latin America and in Remote Sites. Additionally, development of Service Vouchers and Cards accelerated significantly.

Commenting on Fiscal 2004-2005 growth, Michel Landel, Chief Executive Officer of SODEXHO ALLIANCE, said: “Organic growth is in line with our objective for 2004-2005. We are well-positioned to move forward in our chosen global markets and segments that have strong potential. To accelerate annual growth to 7 % on average in the medium term, we will continue to focus our efforts on client retention, on increasing revenues at existing sites and on developing our multiservice offering.”
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Organic growth analysis
(See Appendix 1 for details and Appendix 2 for a selection of new clients)

•	Food and Management Services

•	North America: acceleration of organic growth at + 4.4% (+ 3.7 % in 2003-2004)

•	Continental Europe: + 4.1%

•	United Kingdom and Ireland: 2.6 % decline; improvement expected in 2005-2006

•	Rest of the World : + 10.4%

In North America, revenues in Business & Industry for fiscal 2004-2005 declined slightly from the previous year, despite enhanced progress in retail food services on existing sites and new contract awards. Furthermore, the decline in customers on US military bases and the longer than expected discussions with the US Marine Corps have weighed on the year’s performance.

Strong organic growth in the Healthcare segment (+7.3%) has been driven by the expansion of services to existing clients and customers and by successful new sales.

In the Education segment, the university market contributed to solid year-on-year performance (+ 5.8%).

In Continental Europe, revenues in Business & Industry grew through rapid expansion in Central Europe, Germany and Spain, largely as a result of new contract wins. In other European countries, progress was limited, reflecting the decline in the number of customers due to headcount reductions at certain client sites.

In Healthcare, both in acute care and senior markets, the Group accelerated its development, while maintaining a focused market approach.

Growth in Education reflected our selectivity in the public sector.

In the United Kingdom and Ireland, the Group was able to capitalize on its multiservice offering in Defense and Correctional markets. Good progress was achieved in improving the client retention rate. The Group is now targeting a return to slightly positive growth during fiscal 2005-2006.

In the Rest of the World, Group activities recorded double-digit growth rates in Latin America, in Asia and in Remote Sites. Excluding the impact of the Rugby World Cup in fiscal 2003-2004, organic growth would have been 15.6%.

•	Service Vouchers and Cards:

Organic growth: + 13.2%

Organic growth was driven by issue volumes totalling 5.3 billion euros, up 8.9% (excluding the impact of scope and of currency fluctuations). Demand for Restaurant, Grocery and Gift Pass vouchers was robust. Several large orders were received at the end of the year from public sector clients, both in Central Europe and Latin America. In addition, a slightly more favorable interest rate environment contributed to the solid growth in revenues.

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•	Contacts
Press: William Mengebier Tel: + 33 (1) 30 85 74 18 – Fax: + 33 (1) 30 85 50 10 E-mail: william.mengebier@sodexhoalliance.com
Nathalie Solimena Tél : + 33 (1) 30 85 73 29 – Fax : + 33 (1) 30 85 50 10 E-mail : Nathalie.solimena@sodexhoalliance.com

Investor Relations: Jean-Jacques Vironda Tel: + 33 (1) 30 85 72 03 – Fax + 33 (1) 30 85 50 05 E-mail : jean-jacques.vironda@sodexhoalliance.com

•	Conference call

SODEXHO ALLIANCE will hold a conference call today to discuss revenues for fiscal 2004-2005. The call will begin at 8:30 am (Paris time). The call-in access number is + 33 1 72 28 01 56. A slideshow presentation will be available on the following link www.sodexhoalliance.com, under the “latest news” section, beginning at 7:30 a.m.. To access the replay of the conference call, please dial + 33 1 72 28 01 49 and enter the code: 168657#.

•	Financial Calendar

• 2004-2005 earnings
Earnings for fiscal 2004-2005 will be released on November 17, 2005 at 7:30 am (Paris time). A conference will be organized for analysts and the media the same day at 8:30 am (Paris time), at Espace Etoile-St-Honoré, 23, rue Balzac, 75008 Paris.

• First quarter 2005-2006 revenues (IFRS)
Wednesday, January 12 at 8:30 am (Paris time), with a conference call immediately following.

• Annual Shareholders’ Meeting
January 31, 2006 at 16:30 pm (Paris time) at the Palais des Congrès (Porte Maillot, Paris) The above dates are provided for information only and are subject to change.

•	About SODEXHO ALLIANCE

SODEXHO ALLIANCE is the leading global provider of Food and Management services, with more than 313,000 employees on 24,900 sites in 76 countries. Listed on Euronext Paris and on the New York Stock Exchange, the Group’s current market capitalization is 5.1 billion euros.

This press release contains ‘forward-looking statements’ within the meaning of the United States Private Securities Litigation Reform Act of 1995. These include, but are not limited to, statements regarding anticipated future events and financial performance with respect to our operations. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. They often include words like ‘believe,’ ‘expect,’ ‘anticipate,’ ‘estimated’ , ‘project’, ‘plan’ ‘pro forma,’ and ‘intend’ or future or conditional verbs such as ‘will,’ ‘would,’ or ‘may.’ Factors that could cause actual results to differ materially from expected results include, but are not limited to, those set forth in our Registration Statement on Form 20-F, as filed with the Securities and Exchange Commission (SEC), the competitive environment in which we operate, changes in general economic conditions and changes in the French, American and/or global financial and/or capital markets. Forward-looking statements represent management’s views as of the date they are made, and we assume no obligation to update any forward-looking statements for actual events occurring after that date. You are cautioned not to place undue reliance on our forward-looking statements.
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Appendix 1: Food & Management Services revenues by segment

Group

In millions of euro	2003-2004	2004-2005	Organic growth(1)

• Business & Industry	5,695	5,722	2.8%
• Healthcare	2,754	2,839	6.2%
• Education	2,799	2,831	4.5%

TOTAL	11,248	11,392	4.1%

North America

In millions of euro	2003-2004	2004-2005	Organic growth(1)

• Business & Industry	1,439	1,360	-0.7%
• Healthcare	1,665	1,703	7.3%
• Education	1,927	1,943	5.8%

TOTAL	5,031	5,006	4.4%

Continental Europe

In millions of euro	2003-2004	2004-2005	Organic growth(1)

• Business & Industry	2,236	2,329	4.0%
• Healthcare	857	900	5.0%
• Education	667	690	2.9%

TOTAL	3,760	3,919	4.1%

United Kingdom & Ireland

In millions of euro	2003-2004	2004-2005	Organic growth(1)

• Business & Industry	1,001	961	-3.0%
• Healthcare	182	185	2.7%
• Education	168	157	-5.7%

TOTAL	1,351	1,303	-2.6%

(1) Organic growth: increase in revenues at constant scope and exchange rates

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• Appendix 2: a selection of new clients

Food & Management Services

North America

Business & Industry
U.S.A.: Verizon Wireless; Automated Data Processing; Schering-Plough; MBNA America; Cincinnati Museum.

Healthcare
Kindred Chicago (Illinois); Anderson Hospital (Illinois); Riverview Hospital (Indiana).

Education
Portland University (Oregon); St Peter‘s College (New Jersey); Middletown School of Monroe City (Ohio).

Continental Europe

Business & Industry
Airbus in Blagnac (France); ORF Broadcast (Austria); OSRAM (Germany); Eurodif (France), HSBC (France).

Healthcare
Ebel Clinics(Germany) ; La Côte Hospitals (Switzerland), Albert Schweitzer Hospital in Colmar (France) ; Sagessa Residences in Tarragona (Spain).

Education
Paris XVIIIème district schools; Junior Primary school Arany Janos (Hungary); Mas Camarrena High School in Valencia (Spain).

United Kingdom & Ireland

Business & Industry Catterick Garrison; Foreign & Commonwealth Office. Healthcare Queen Mary Hospital; Capio Spine chain.

Rest of the World

Business & Industry
Banco Santander (Brazil); Las Bambas copper mine for Xsatra (Peru); Hitachi and Bridgestone (China).

Healthcare
Intermedica (7 hospitals in Brazil).

Education
Junaeb (250 schools in Chile); Campo Alegre school in Caracas (Venezuela); Lee Shau Kee Middle School (China).

Remote sites
SEPON copper mines (Laos); Trinity International (North Sea); all seismic exploration contracts in Saudi Arabia.

Service Vouchers and Cards

Tetrapak (Peru); Wipro Technologies (India); Mining Holding Kompanya Weghowa (Poland); City of Caracas (Venezuela); Metropolitan Police Authority (United Kingdom).

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SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SODEXHO ALLIANCE, SA

Date: October 5, 2005	By:	/s/ Siân Herbert-Jones

		Name:	Siân Herbert-Jones
		Title:	Chief Financial Officer